FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 14, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES OPERATIONAL RESULTS FOR FIRST SIX MONTHS 2003

Moscow, Russia – August 14, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced sales volumes for the first six months of 2003.

In the first half of the year 2003 sales volumes in the combined dairy, juice and water segments increased 12.4 % year-on-year and were 773.6 thousand tons. By market segment, juice sales volumes in the first half of the year 2003 amounted to 268.0 thousand tons, a 19.6 % increase over the same period of 2002. In the dairy segment, sales volumes in the first half of the year 2003 were 8.7 % greater than in the first six months of 2002, at 504.7 thousand tons.

In May 2003, Wimm-Bill-Dann commenced the selling of the sparkling and still mineral water marketed under the “Sanctuary. Valdai” brand in 0.5 and 1.5 litter PET bottles, being produced at the bottled water plant in the Novgorod Region. The sales amounted to approximately 1 thousand tons during the first 2 months.

- ends -

For further enquiries contact:

Wimm-Bill-Dann
Kira Kiryuhina,
Director, Public Relations Department	Tel: +7 095 733 9726
Email: kira@wbd.ru

Shared Value Ltd
Edward Baumgartner, Analyst	Tel: +44 207 321 5037
Mobile: +44 781 579 6506
Email: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.  Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awared best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	August 14, 2003